Exhibit 3.136

CERTIFICATE OF FORMATION

OF

Medcart Specialty Care, LLC

1.	The name of the limited liability company is Medcart Specialty Care, LLC

2.	The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Medcart Specialty Care, LLC on this 10th day of February 2017.

/s/ Laura A. Donald
New Albertson’s, Inc., Sole Member
By: Laura A. Donald, Group Vice President,
Corporate Law & Assistant Secretary